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                                                                   EXHIBIT 99.1

                IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE

                          IN AND FOR NEW CASTLE COUNTY

HAWLEY OPPORTUNITY FUND,                  )
                                          )
              Plaintiff,                  )
                                          )
                  v.                      )     Civil Action No.:
                                          )
MALCOLM I. GLAZER, AVRAM A.               )
GLAZER, RONALD C. LASSITER,               )
ROBERT V. LEFFLER, and ZAPATA             )
CORPORATION,                              )
                                          )
             Defendants.                  )

                         COMPLAINT FOR INJUNCTIVE RELIEF

                                  Introduction
       l. Plaintiff brings this action individually and on behalf of a class of holders of common stock of Zapata Corporation ("Zapata") , a Delaware corporation, challenging the fairness of and disclosures surrounding, a $4.50 self-tender offer commenced by Zapata on January 14, 1997 (the "Offer") (Exhibit A hereto). As explained below, Zapata's Offer to Purchase fails to disclose material facts and contains materially misleading partial disclosures. In addition, the offer is structured to cause Malcolm Glazer's, Zapata's chairman of the board and controlling stockholder, percentage ownership to increase from 35% to between 38% and 57%, at the company's expense. The Offer is scheduled to close on February 20, 1997.

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                  2.       As shown below, the Offer is unfair and should be
enjoined because, inter alia:

                           a.       The Offer to Purchase fails to disclose
material facts concerning a recent jury award of $102 million in a patent infringement suit pending in the Northern District of Illinois captioned Viskase Corp. v. American National Can Co., C.A. No. 93-C-7651 (the "Patent Litigation"). The plaintiff in the lawsuit is a unit of Envirodyne Industries, Inc. ("Envirodyne"). Envirodyne, in turn, is 40% owned by Zapata. Although the Offer to Purchase discloses that Envirodyne has obtained a $102 million judgment, it fails to disclose other material facts, including the fact that Envirodyne has petitioned the District Court to declare the case exceptional and to increase the damage award up to threefold and to award attorney's fees.

                           b.       The Offer is purposefully timed to occur
just before certain key rulings in the Patent Litigation, including a ruling on Envirodyne's petition to treble the $102 million damage award.

                           c.       The Offer fails to disclose material facts
concerning recent developments that significantly increase the value of Zapata's Bolivian petroleum reserves.

                           d.       The Offer is deliberately structured so
as to ensure that Malcolm Glazer's equity percentage ownership in Zapata will increase even though Malcolm Glazer is himself tendering 3 million shares in the offer. Malcolm Glazer's percentage ownership is guaranteed to increase because the Offer is expressly conditioned (a) on a minimum of 10 million shares being tendered (the "Minimum Condition") and (b) because Malcolm Glazer has announced he will tender 3 million shares. By imposing the Minimum Condition, Zapata has assured that Malcolm Glazer's


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percentage ownership will increase. Without the Minimum Condition, Malcolm
Glazer's percentage ownership could decrease depending on the number of shares tendered. Moreover, under certain circumstances, Malcolm Glazer's equity ownership in Zapata may increase from its present 35% to as much as 57%.

                           e.       The board of directors of Zapata has
wrongly refused to make a recommendation as to whether or not Zapata's public stockholders should tender shares in the Offer. Zapata's board claims, however, to have determined that the $4.50 tender price is fair based on Zapata's recent trading prices, not on any quantitative or other analysis. Thus, Zapata's public stockholders are forced to try and determine for themselves whether or not they should tender without full disclosure, and without any guidance from the board, which is in a far better position to assess the Offer and Zapata's future prospects including, among other things, the Patent Litigation and the Bolivian reserves.

                                   The Parties

                  3. Plaintiff Hawley Opportunity Fund is and has been at all relevant times, the owner of 25,000 shares of Zapata common stock.

                  4. Defendant Zapata is a Delaware corporation with its principal executive offices in Houston, Texas. As of January 13, 1997, Zapata had 29,549,707 shares of common stock outstanding. The shares are traded on the New York Stock Exchange.

                  5. Defendant Malcolm I. Glazer is chairman of the board and a director of Zapata. Through a family partnership, Malcolm Glazer is the beneficial owner of 10,395,384 shares of common stock of Zapata, representing approximately 35% of Zapata's outstanding common


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stock. By virtue of his share ownership, his status as chairman and the fact that the other three board members are beholden or loyal to him and subject to his domination by family or economic ties, Malcolm Glazer controls Zapata and its board of directors. Malcolm Glazer is also a director of Envirodyne.

                  6. Defendant Avram A. Glazer is the president and chief executive officer of Zapata. He in also a director of Zapata. Avram Glazer is the son of Malcolm Glazer and he serves as a director of Envirodyne.

                  7. Defendant Ronald C. Lassiter ("Lassiter") is a director of Zapata and has been since 1974. Lassiter is chairman and chief executive officer of Zapata Protein, Inc., a wholly-owned subsidiary of Zapata ("Protein"). Lassiter is the former chairman of the board and chief executive officer of Zapata and has served in various positions with Zapata since 1970.

                  8. Defendant Robert V. Leffler, Jr. ("Leffler"), is a director of Zapata. Leffler served as a paid consultant to Malcolm Glazer in his personal capacity in connection with efforts by Malcolm Glazer to acquire a National Football League franchise, which efforts were finally successful when Malcolm Glazer bought the Tampa Bay Buccaneers in 1995. Leffler is the owner of the Leffler Agency, an advertising and sports marketing agency in Baltimore, Maryland. Leffler's advertising agency has an ongoing business relationship with the Buccaneers.

                             Significant Non-Parties

                  9. Envirodyne is a Delaware corporation having its principal place of business in Oakbrook, Illinois. Envirodyne is a major supplier of food packaging products and food service supplies. Zapata owns 5,877,304 shares (40.6%) of Envirodyne's outstanding common stock. On


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November 8, 1996, Envirodyne announced that it had been awarded $102 million in damages in the Patent Litigation. On November 15, 1996, Envirodyne petitioned the Court to declare the case "exceptional" and to increase the damages up to threefold and award attorneys fees. A ruling on that petition was initially scheduled for January 23, 1997 and is now scheduled for February 10, 1997.

                            Class Action Allegations

                  10. Plaintiff brings this action on its own behalf and as a class action on behalf of holders of common stock of Zapata as of January 14, 1997 and their successors in interest.

                  11. This action is properly maintainable as a class action for the following reasons:

                           a.       The class on whose behalf plaintiff brings
this action that joinder of all members is impracticable. As of January 13, there were more than 29 million shares of Zapata stock outstanding held by thousands of different holders.

                           b.       There are questions of law and fact that
are common to the class that predominate over questions affecting any individual class members. The common questions include, inter alia, whether defendants have breached their fiduciary duties, whether the Offer to Purchase contains material non-disclosures and misleading statements and whether the Offer is fair.

                           c.       Plaintiff's claims are typical of the
claims of other members of the class and plaintiff has the same interest as other members of the class. Plaintiff is committed to prosecuting this action and has retained competent counsel experienced in litigation of this nature. Accordingly, plaintiff is an adequate representative of the class and will fairly and adequately protect the interests of the class.


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                           d.       Plaintiff anticipates that there will not
be any difficulty in the management of this litigation.

                           e.       The prosecution of separate actions by
individual members of the class would create a risk of adjudications which would, as a practical matter, be dispositive of the interests of class members who are not parties to such adjudications or substantially impair or impede their ability to protect their interests.

                           f.       The defendants have acted on grounds
generally applicable to the class as a whole and appropriate final injunctive relief or corresponding declaratory relief with respect to the class as a whole is appropriate.

                           g.       For the reasons above, a class action is
superior to other available methods for the fair and efficient adjudication of the controversy and the requirements of Chancery Court Rule 23 are satisfied.

                                   Background

                  12. In May 1995, Zapata, under the control and direction of Malcolm Glazer, began to pursue a corporate redirection whereby Zapata would exit the oil and gas business and enter the food service business by purchasing Malcolm Glazer's investments in that industry. This redirection was not based an any comprehensive assessment of business opportunities but was developed because Malcolm Glazer had personal interests in the food services industry.

                  13. Pursuant to Zapata's new business plan, in August 1995, Zapata bought 4.2 million shares of Envirodyne from Malcolm Glazer for approximately $19 million. Thereafter, in 1996, Zapata entered into a merger agreement with Houlihan's Restaurant Group ("Houlihan's").


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Malcolm Glazer owns 75% of Houlihan's. Had the Houlihan's merger been effected,
Zapata would have purchased Malcolm Glazer's interest in Houlihan's for at least $58 million, a 50% premium over Houlihan's then-market price. In addition, Malcolm Glazer could have increased his equity ownership of Zapata up to 49%.

                  14. Zapata terminated the Houlihan's merger in October 1996 after this Court issued a permanent injunction enjoining Zapata from consummating the Merger unless approved by holders of 80% of Zapata's stock in accordance with the supermajority vote provision in Zapata's charter. Pasternak v. Malcolm I. Glazer, et al., Del. Ch., C.A. No 15026, Jacobs, V.C. (Sept. 24, 1996).

                              The Offer to Purchase

                  15. On January 14, 1997, Zapata commenced the Offer for up to 15 million shares (50% of its outstanding shares) at $4.50 per share. According to the Offer to Purchase, Zapata believes that the purchase of its shares at this time represents a good use of a "substantial portion" of Zapata's available cash and cash equivalents and is an "attractive investment opportunity" for Zapata. According to the Offer to Purchase, Zapata's directors believe that the terms of the Offer are fair based on the fact that the $4.50 purchase price represents a premium over the market price of Zapata common stock during the last twelve months. During that period, Zapata has traded in the $3-4 range.

                  16. The Offer, without the Minimum Condition, was first proposed to Zapata's directors by Avram Glazer at a meeting on December 13, 1996. No action was taken at that time


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with respect to the proposal. Malcolm Glazer stated, however, that he would not tender any of the 10.4 million shares that he beneficially owns.

                  17. The final terms of the Offer were proposed by Avram Glazer and approved by the board at a meeting on December 30, 1996. As approved, the Offer contains the Minimum Condition. The Offer is also conditioned on Malcolm Glazer tendering 3 million shares. Malcolm Glazer has advised Zapata that he intends to tender 3 million shares. The effect of the Minimum Condition in conjunction with Malcolm Glazer's tender of 3 million shares is to guarantee Malcolm Glazer's percentage ownership will increase. Thus, notwithstanding that he will tender 3 million shares, the Minimum Condition assures that Glazer's percentage ownership of Zapata will go up, not down. If all of Zapata's shares are tendered and Zapata purchases 15 million shares, Glazer's equity ownership will increase from 35% to over 57%.

                  18. Zapata's decision to buy back its shares was made shortly after the $102 million damage award to Envirodyne in the Patent Litigation. As a result of that damage award, Envirodyne's stock price has increased from $4.00 per share as of September 30, 1996, to over $6.00 per share. Likewise, the value of Zapata's 40% investment in Envirodyne has increased by more than $11 million. If the damage award in the Patent Litigation is trebled and interest assessed, the award to Envirodyne will exceed $320 million. As the owner of 40% of Envirodyne's stock, the market value of Zapata's investment would increase significantly. Zapata stands to gain approximately $130 million from such an award (40% x $320 million), or nearly $4.50 per Zapata share. This amount alone matches the Offer price.


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                  19. Zapata's board of directors, two of whom serve as
directors of Envirodyne, has refused to make a recommendation as to whether Zapata's stockholders should tender in the Offer. The board has not retained any financial advisor to evaluate the fairness of the offer. Moreover, although the board had determined that the Offer is fair, that determination is based on the market premium of the Offer, not on any fundamental valuation analysis of Zapata. Moreover, the board's fairness assessment does not take into account the effect of the Patent Litigation or the Bolivian reserves on Zapata's value.

                    The Disclosures in the Offer to Purchase

                  20. The Offer to Purchase discloses only the following with respect to the Patent Litigation:

                  The Company's assets include 5,877,304 shares of common stock of Envirodyne (approximately 40.6% of its outstanding common stock). The Company's investment in Envirodyne is reflected on its consolidated balance sheet as of September 30, 1996 at $21.5 million. In November 1996, Envirodyne obtained a judgment in the U.S. District Court for the Northern District of Illinois awarding it damages of $102 million in a patent infringement lawsuit against American National Can Co., a subsidiary of Pechiney SA. The award is subject to appeal. On the basis of the closing market price of Envirodyne common stock of $5.50 per share on January 8, 1997, the shares of Envirodyne common stock held by the Company had a market value of approximately $32.3 million as of that date.

                  21. The Offer to Purchase does not provide any historical information about the Patent Litigation nor does it outline the litigants' basic positions or disclose that the jury that awarded $102 million found that the defendant had wilfully infringed Envirodyne's patents. The Offer to Purchase also fails to disclose that Envirodyne has petitioned the Court to have the $102


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million judgment trebled and to award interest and attorneys fees, nor does it disclose that a ruling on the petition is expected shortly.

                  22. The Offer to Purchase also fails to disclose material facts concerning Zapata's Bolivian natural gas reserves. Zapata owns 25% of a natural gas concession with Tesoro Petroleum Corporation owning the remaining 75%. Zapata carries its Bolivian natural gas reserves on its books at a value of approximately $2 million. Recent developments within the last few months that are not disclosed in the offer to Purchase vastly expand the markets to which such natural gas will be sold and thereby substantially increase their value. The material omissions include the following: (a) the Bolivian government passed a hydrocarbon law that extends the length of the natural gas concession, thereby increasing its proved reserves; (b) the Bolivian and Brazilian governments signed the necessary agreements for the construction of a natural gas pipeline which will dramatically expand the available markets and demand for Bolivian natural gas; (c) two consortia of international oil and gas companies, which include Royal Dutch Shell and Enron, have committed to constructing the natural gas pipeline; (d) contracts have been signed for the construction of two cogeneration plants in Brazil near the Bolivian border which will be fueled by Bolivian natural gas, further increasing the demand for Bolivian natural gas; and (e) Bolivia recently auctioned off its government oil-and-gas company and reserves to private sector petroleum companies, including Amoco, for more than $800 million to facilitate and expedite the development of Bolivia's petroleum reserves.

                  23. Zapata is extremely well positioned to benefit from the increased demand and market price for Bolivian natural gas. According to Tesoro, the operator of the concession, Zapata's


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Bolivian asset is subject to significant production growth from existing reserves with low capital investment and the increase in production rates occasioned by sales to Brazil should substantially improve the value of the asset. Indeed, as soon as February 1997, the estimate of Zapata's proved reserves may be materially increased due to the above developments, thereby raising the value of the Bolivian asset. Zapata's interest in Bolivian petroleum gas reserves now has a fair value of at least $30 million, or more than $1 per share of Zapata stock.

                      Malcolm Glazer's Increased Ownership

                  24. The Offer in structured and timed to enable Malcolm Glazer to increase his equity ownership in Zapata including acquiring an absolute majority position, at a time when Zapata is poised to realize substantial benefits from the Patent Litigation and the Bolivian reserves. The Offer was initially proposed by Malcolm Glazer's son in December 1996, just after the jury awarded Envirodyne $102 million and Envirodyne had petitioned to have the damage award trebled. As a result, Zapata, which owns 40% of Envirodyne, has an enormous potential upside. Unlike Zapata's public stockholders, Malcolm Glazer, a director of Envirodyne, is aware of Zapata's potential upside and is seeking to benefit from it personally by increasing his percentage ownership of Zapata at Zapata's expense. Likewise, Malcolm Glazer is aware of the undervaluation of Zapata's Bolivian petroleum gas reserves.

                                     Count I
                    (Breach of Fiduciary Duty of Disclosure)

                 25.      Plaintiff repeats and realleges paragraphs 1-24 above.


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                  26. The defendants owe plaintiff and the class fiduciary
duties including a duty of complete disclosure with respect to the Offer. The defendants have breached their duty of disclosure as follows:

                           a.       Defendants have failed to disclose material
information concerning the Patent Litigation, including basic information about the issues in the suit, the litigants' positions, and the present status of the case including Envirodyne's petition to have the $102 million damage award increased three-fold. Defendants also have failed to disclose that a ruling on the petition is expected before the Offer closes.

                           b.       The Offer to Purchase contains partial
misleading disclosures with respect to the Patent Litigation. Although the Offer to Purchase states that the $102 million damage award is "subject to appeal," it fails to disclose that the damage award may be increased as much as three times and that millions of dollars of interest may be assessed on the award. The Offer to Purchase also fails to provide complete information with respect to the value of Envirodyne, a significant asset of Zapata. Although the Offer to Purchase discloses that the market price of Envirodyne on January 8, 1997 was $5.50 per share, it fails to disclose that the market value of Envirodyne has significantly increased from the time of the $102 million damage award. Envirodyne's stock is now trading at 6 7/8, a 43% increase over its market value on January 8 and nearly double its market value prior to the damage award in the Patent Litigation. Although the Offer to Purchase urges stockholders to obtain current market quotes for their Zapata shares, they are not told of the huge increase in the market value of Envirodyne nor are they advised to obtain current quotes for Envirodyne.


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                           c.       The Offer to Purchase represents that
Zapata believes that the offer is an "attractive investment opportunity" without disclosing the reasons.

                           d.       The Offer to Purchase fails to disclose
the reasons why Malcolm Glazer is tendering some but not all of his shares.

                           e.       The Offer to Purchase fails to disclose
material facts and material recent developments with respect to Zapata's Bolivian petroleum reserves, including their fair market value of more than $30 million.

                           f.       The Offer to Purchase fails to disclose
the reasons why Zapata's directors have refused to make a recommendation as to whether Zapata's stockholders should tender in the Offer or retain a financial advisor to do so.

                                    Count II
                      (Breach of Fiduciary Duty of Loyalty)

                  27.  Plaintiff repeats and realleges paragraphs 1-26 above.

                  28. Defendants owe plaintiff and the class a fiduciary duty of loyalty and fair dealing. Defendants have breached that duty by structuring the Offer so as to ensure that Malcolm Glazer's percentage ownership of Zapata will increase notwithstanding the fact that Malcolm Glazer is tendering 3 million shares. By agreeing to the minimum condition, defendants have assured that Glazer's percentage ownership will increase. Defendants have further breached their fiduciary duty by causing Zapata to extend the Offer at a time when Zapata stands to recognize significant benefits as a result of the Patent Litigation and the Bolivian reserves. In short, the Offer is designed to enable Malcolm Glazer to increase his equity ownership in Zapata using corporate funds and at a


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time when Zapata has enormous upside from the Patent Litigation and its Bolivian natural gas reserves.

                  29.      Plaintiff has no remedy at law.

                  30. Unless the Offer is enjoined, plaintiff and the class will suffer irreparable harm.

                  WHEREFORE, plaintiff prays for an order:

                  A. Enjoining the Offer temporarily, preliminarily and permanently.

                  B. In the alternative, requiring Zapata to issue supplemental disclosure;

                  C. Certifying this action as a class action, plaintiff is class representative and plaintiff's counsel is class counsel;

                  D. Awarding to plaintiff and the class damages for the defendants' unlawful acts;

                  E. Awarding plaintiff reasonable attorney's fees and expenses; and

                  F. Awarding such further relief as the Court deems proper.


                              PRICKETT, JONES, ELLIOTT, KRISTOL & SCHNEE


                              ------------------------------------------
                              William Prickett
                              Elizabeth M. McGeever
                              1310 King Street, P.O. Box 1328
                              Wilmington, DE 19899
                              (302) 888-6500
                              Attorneys for Plaintiff



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OF COUNSEL:

KRENDL, HOROWITZ   KRENDL
Daniel F. Wake, Esquire
370 Seventeenth Street, Suite 5350
Denver, CO 80202
(303) 629-2400

Date:  January 22, 1997




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